Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2014

Unaudited Condensed Interim Financial Report

Dutch Shell plc Unaudited Condensed Interim Financial Report 5

3RD QUARTER 2014 UNAUDITED RESULTS

•	Royal Dutch Shell’s third quarter 2014 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $5.3 billion compared with $4.2 billion for the same quarter a year ago.

•	Third quarter 2014 CCS earnings excluding identified items (see page 10) were $5.8 billion compared with $4.5 billion for the third quarter 2013, an increase of 31%.

•	Compared with the third quarter 2013, CCS earnings excluding identified items benefited from improved Downstream and Upstream results. In Downstream, earnings benefited from increased contributions from refining including improved operating performance, and trading. In Upstream, earnings increased due to the impact of new, higher-margin production, lower exploration expenses, and higher earnings from Integrated Gas, despite the effect of lower oil prices and volumes overall. The increase of a deferred tax liability as a result of the weakening Australian dollar reduced earnings by some $400 million compared with the third quarter 2013.

•	Basic CCS earnings per share excluding identified items increased by 30% versus the third quarter 2013.

•	Cash flow from operating activities for the third quarter 2014 was $12.8 billion, compared with $10.4 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the third quarter 2014 was $11.1 billion, compared with $9.9 billion for the third quarter 2013.

•	Capital investment for the third quarter 2014 was $8.5 billion. Net capital investment (see Note 2) for the third quarter was $4.8 billion, compared with $9.4 billion for the same period a year ago.

•	Total cash dividends paid to shareholders in the third quarter 2014 were $3.0 billion. During the third quarter some 18.5 million shares were bought back for cancellation for a consideration of $0.8 billion.

•	Gearing at the end of the third quarter 2014 was 11.7%.

•	A third quarter 2014 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”), an increase of 4% compared with the third quarter 2013.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine months
Q3 2014	Q2 2014	Q3 2013%[1]			2014	2013	%
4,463	5,307	4,677	-5	Income attributable to Royal Dutch Shell plc shareholders	14,279	14,590	-2
803	(160)	(429)		Current cost of supplies (CCS) adjustment for Downstream	599	3
5,266	5,147	4,248	+24	CCS earnings	14,878	14,593	+2
(581)	(979)	(209)		Identified items[2]	(4,422)	(1,984)
5,847	6,126	4,457	+31	CCS earnings excluding identified items	19,300	16,577	+16
				Of which:
4,343	4,722	3,466		Upstream	14,775	12,640
1,793	1,347	892		Downstream	4,715	3,908
(289)	57	99		Corporate and Non-controlling interest	(190)	29
12,811	8,641	10,409	+23	Cash flow from operating activities	35,436	34,412	+3
0.83	0.81	0.68	+22	Basic CCS earnings per share ($)	2.36	2.32	+2
1.66	1.62	1.36		Basic CCS earnings per ADS ($)	4.72	4.64
0.92	0.97	0.71	+30	Basic CCS earnings per share excl. identified items ($)	3.06	2.63	+16
1.84	1.94	1.42		Basic CCS earnings per ADS excl. identified items ($)	6.12	5.26
0.47	0.47	0.45	+4	Dividend per share ($)	1.41	1.35	+4
0.94	0.94	0.90		Dividend per ADS ($)	2.82	2.70

[1]	Q3 on Q3 change
[2]	See page 10

Dutch Shell plc Unaudited Condensed Interim Financial Report 6

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell is proud to deliver high-quality fuels, lubricants and petrochemicals, for transportation, power generation and manufacturing industries. With over 90,000 employees in more than 70 countries around the world, Shell is dedicated to delivering low-cost, safe and reliable energy for our customers.

The recent decline in oil prices is part of the volatility in our industry. It underlines the importance of our drive to get a tighter grip on performance management, keep a tight hold on costs and spending, and improve the balance between growth and returns.

Our results today show that we are delivering on the three priorities I set out at the start of 2014 – better financial performance, enhanced capital efficiency and continued strong project delivery.

We have moderated our spending on growth and accelerated disposals of our non-strategic portfolio as part of a drive to improve capital efficiency. Proceeds from asset sales so far this year total $11.6 billion, with further disposals ongoing.

Our plans to exit from Pinedale and Haynesville mark the completion of the major sales programme in our North America resources plays portfolio. We are now focusing on creating value from this slimmed-down position. Restructuring in Oil Products continues, with the completion of the divestment of Shell’s Australia positions in the quarter.

Our new investments are delivering benefits to the bottom line. We have brought four new deep-water fields on-stream this year. We are also adding new potential to the portfolio through exploration and appraisal successes.

Shell’s strategy is founded on creating value for the long term.

Our dividend per share for the third quarter of 2014 is up 4% from year-ago levels. With $8.9 billion of dividends declared and $2.4 billion of shares repurchased in the first three quarters of this year, we are on track for a programme of over $30 billion of dividend distributions and buybacks for 2014 and 2015 combined. All of this underlines the company’s recent improved performance and potential for the future.”

THIRD QUARTER 2014 PORTFOLIO DEVELOPMENTS

Upstream

In Nigeria, Shell announced first production from the Shell-operated Bonga North West deep-water development (Shell interest 55%). Oil from the Bonga North West subsea facilities is transported by a new undersea pipeline to the existing Bonga floating production, storage and offloading (“FPSO”) export facility. The Bonga FPSO has been upgraded to handle the additional oil flow from Bonga North West which, at peak production, is expected to contribute 40 thousand barrels of oil equivalent per day (“boe/d”).

In the United States, Shell announced the second major 2014 start-up in the deep-water Gulf of Mexico with the Cardamom development first oil (Shell interest 100%). Oil from the Cardamom subsea development is piped through Shell’s Auger platform and is planned to ramp up to 50 thousand boe/d at peak production.

In October, Shell announced first production from the Shell-operated Gumusut-Kakap deep-water development (Shell interest 33%) in Malaysia. The production system is expected to reach a peak oil production of around 135 thousand boe/d. With oil production now underway, work on the gas injection facilities is continuing with an expected start-up during 2015.

In October, Shell announced the final investment decision (“FID”) on the Bonga Main phase 3 project (Shell interest 55%) offshore Nigeria. The development is expected to contribute some 40 thousand boe/d at peak production through the existing Bonga FPSO export facility.

In October, Shell commenced front end engineering and design (“FEED”) on the Vito deep-water development project (Shell interest 51%) in the Gulf of Mexico, United States. The development, which is expected to deliver peak production of 100 thousand boe/d after coming on-stream, will be a 120 thousand boe/d capacity floating production system (“FPS”) with flexibility for up to four subsea tiebacks.

Dutch Shell plc Unaudited Condensed Interim Financial Report 7

In October, Shell announced a frontier exploration discovery offshore Gabon, West Africa (Shell interest 75%). The Leopard-1 well encountered a substantial gas column with around 200 metres net gas pay in a pre-salt reservoir. Shell and its partners are planning to undertake an appraisal programme to further determine the resource volumes.

During the quarter, in Shell’s heartlands exploration programme Shell made a gas discovery at the Shell-operated deep-water Marjoram-1 well (Shell interest 85%) in Malaysia. Shell also announced two oil discoveries in the Gulf of Mexico with the successful Rydberg exploration well (Shell interest 57%) in the Norphlet play, and with the Kaikias well (Shell interest 100%) in the Mars basin.

Shell had continued success with near-field exploration discoveries in a number of countries, including the successful Dhulaima drilling campaign in North Oman.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in the United States and Colombia.

In resources plays in the United States, Shell announced two gas discoveries in the Utica formation in Tioga County, Pennsylvania with the Neal and Gee exploration wells.

Shell continued to divest non-strategic Upstream positions during the third quarter 2014, with divestment proceeds totalling some $1.6 billion.

In Canada, Shell completed the divestment of its 100% interest in the Orion Steam Assisted Gravity Drainage (“SAGD”) project to Osum Oil Sands Corp. for a consideration of $0.3 billion.

Shell also completed the sale of its interest in a portion of its dry gas Deep Basin assets in Canada to Mapan Energy Ltd. for a consideration of some $0.1 billion.

In the United States, Shell completed the divestment of its entire interest in the Pinedale dry gas asset in Wyoming to Ultra Petroleum Corp. As part of the transaction, Shell received cash consideration of $0.8 billion including closing adjustments and gained an additional 155 thousand net acres in the Marcellus and Utica Shale areas in Pennsylvania. Shell now holds a 100% interest in the Tioga Area of Mutual Interest where two new gas discoveries were announced during the quarter.

Also in the United States, Shell completed the sale of its interest in 207 thousand net acres in the Slippery Rock acreage in western Pennsylvania to Rex Energy for a consideration of $0.1 billion.

Shell also agreed to sell its entire interest in the Haynesville dry gas asset in Louisiana, United States to Vine Oil & Gas LP and its partner Blackstone Group L.P. for a consideration of $1.2 billion, subject to closing. The transaction is effective from July 2014.

Shell agreed to sell its non-operated 20% interest in the BM-ES-23 concession in the Espirito Santos basin offshore Brazil to PTT Exploration and Production Public Company Ltd. The transaction, which is effective from January 2014, is expected to close later in the year.

Downstream

Shell (40%), together with Hyundai Oilbank (60%), announced through its joint venture, Hyundai and Shell Base Oil Company Ltd, first production from the venture’s Base Oil Manufacturing Plant (“BOMP”) in South Korea. The plant has the capacity to produce some 13 thousand barrels per day of API Group II base oils.

On October 28, 2014 Shell Midstream Partners, L.P., a limited partnership formed by Shell in the United States earlier this year, announced the pricing of its initial public offering of 40,000,000 common units representing limited partner interests at $23.00 per common unit. The common units began trading on the New York Stock Exchange on October 29, 2014 under the ticker symbol “SHLX”. The underwriters of the offering have a 30-day option to purchase up to an additional 6,000,000 common units from Shell Midstream Partners. The offering is expected to close on or around November 3, 2014, subject to customary closing conditions.

Downstream divestment proceeds totalled some $2 billion for the third quarter 2014 and included proceeds from the sale of Shell’s Downstream businesses (excluding Aviation) in Australia to Vitol.

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KEY FEATURES OF THE THIRD QUARTER 2014

•	Third quarter 2014 CCS earnings (see Note 2) were $5,266 million, 24% higher than for the same quarter a year ago.

•	Third quarter 2014 CCS earnings excluding identified items (see page 10) were $5,847 million compared with $4,457 million for the third quarter 2013, an increase of 31%.

•	Compared with the third quarter 2013, CCS earnings excluding identified items benefited from improved Downstream and Upstream results. In Downstream, earnings benefited from increased contributions from refining including improved operating performance, and trading. In Upstream, earnings increased due to the impact of new, higher-margin production, lower exploration expenses, and higher earnings from Integrated Gas, despite the effect of lower oil prices and volumes overall. The increase of a deferred tax liability as a result of the weakening Australian dollar reduced earnings by some $400 million compared with the third quarter 2013.

•	Basic CCS earnings per share increased by 22% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 30% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2014 was $12.8 billion, compared with $10.4 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the third quarter 2014 was $11.1 billion, compared with $9.9 billion for the third quarter 2013.

•	Net capital investment (see Note 2) for the third quarter 2014 was $4.8 billion. Capital investment for the third quarter 2014 was $8.5 billion and divestment proceeds were $3.6 billion.

•	Total cash dividends paid to shareholders in the third quarter 2014 were $3.0 billion.

•	Under our share buyback programme some 18.5 million shares were bought back for cancellation during the third quarter 2014 for a consideration of $0.8 billion.

•	Return on average capital employed on a reported income basis (see Note 8) was 7.7% at the end of the third quarter 2014 compared with 10.4% at the end of the third quarter 2013.

•	Gearing was 11.7% at the end of the third quarter 2014 versus 11.2% at the end of the third quarter 2013.

•	Oil and gas production for the third quarter 2014 was 2,790 thousand boe/d, a decrease of 5% compared with the third quarter 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, third quarter 2014 production volumes were 2% higher than for the same period last year.

•	Equity sales of LNG of 5.68 million tonnes for the third quarter 2014 were 16% higher than for the same quarter a year ago.

•	Oil products sales volumes for the third quarter 2014 were 2% lower than for the third quarter 2013. Chemicals sales volumes for the third quarter 2014 decreased by 4% compared with the same quarter a year ago.

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SUMMARY OF IDENTIFIED ITEMS

Earnings for the third quarter 2014 reflected the following items, which in aggregate amounted to a net charge of $581 million (compared with a net charge of $209 million for the third quarter 2013), as summarised in the table below:

•	Upstream earnings included a net charge of $394 million, mainly reflecting a deferred tax liability of $349 million related to an associate company and impairments of $176 million. These were partly offset by net divestment gains of $112 million. Upstream earnings for the third quarter 2013 included a net charge of $176 million.

•	Downstream earnings included a net charge of $192 million, primarily reflecting losses related to divestments of $92 million and impairments of $75 million. Downstream earnings for the third quarter 2013 included a net gain of $14 million.

•	Corporate results and Non-controlling interest included a net gain of $5 million. Earnings for the third quarter 2013 included a net charge of $47 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2014	Q2 2014	Q3 2013		2014	2013
			Segment earnings impact of identified items:
(394)	(902)	(176)	Upstream	(1,579)	(1,848)
(192)	(76)	14	Downstream	(2,848)	(511)
5	(1)	(47)	Corporate and Non-controlling interest	5	375
(581)	(979)	(209)	Earnings impact	(4,422)	(1,984)

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 7)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

Dutch Shell plc Unaudited Condensed Interim Financial Report 10

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Nine months
Q3 2014	Q2 2014	Q3 2013%[1]			2014	2013	%
4,343	4,722	3,466	+25	Upstream earnings excluding identified items	14,775	12,640	+17
3,949	3,820	3,290	+20	Upstream earnings	13,196	10,792	+22
8,854	8,919	6,709	+32	Upstream cash flow from operating activities	26,848	24,557	+9
5,447	562	8,148	-33	Upstream net capital investment	15,349	25,067	-39
1,429	1,499	1,485	-4	Liquids production available for sale (thousand b/d)	1,469	1,541	-5
7,892	9,153	8,383	-6	Natural gas production available for sale (million scf/d)	9,082	9,511	-5
2,790	3,077	2,931	-5	Total production available for sale (thousand boe/d)	3,035	3,181	-5
5.68	6.00	4.88	+16	Equity sales of LNG (million tonnes)	17.77	14.71	+21

[1]	Q3 on Q3 change

Third quarter Upstream earnings excluding identified items were $4,343 million compared with $3,466 million a year ago. Identified items were a net charge of $394 million, compared with a net charge of $176 million for the third quarter 2013 (see page 10).

Compared with the third quarter 2013, earnings excluding identified items benefited from new, high-margin production despite the effect of lower oil prices and volumes overall. Earnings also reflected lower exploration expenses, primarily driven by fewer well write-offs and increased dividends from an LNG venture including the phasing of a dividend from the second quarter 2014. These items were partly offset by higher depreciation. The increase of a deferred tax liability as a result of the weakening Australian dollar reduced earnings by some $400 million.

Global liquids realisations were 8% lower than for the third quarter 2013. Global natural gas realisations were 7% lower than for the same quarter a year ago, with a 17% increase in the Americas and an 11% decrease outside the Americas.

Third quarter 2014 production was 2,790 thousand boe/d compared with 2,931 thousand boe/d a year ago. Liquids production decreased by 4% and natural gas production decreased by 6% compared with the third quarter 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, third quarter 2014 production was 2% higher than for the same period last year. Underlying production was driven by increased high-margin liquids production in the Americas, including the impact of substantially lower downtime, partly offset by higher downtime elsewhere.

New field start-ups and the continuing ramp-up of existing fields, in particular Majnoon in Iraq, Mars B and BC-10 in the Americas, contributed some 139 thousand boe/d to production for the third quarter 2014, which more than offset the impact of field declines.

Equity LNG sales volumes of 5.68 million tonnes increased by 16% compared with the same quarter a year ago, mainly reflecting the contribution from the acquisition of Repsol’s LNG business.

Nine months Upstream earnings excluding identified items were $14,775 million compared with $12,640 million for the first nine months 2013. Identified items were a net charge of $1,579 million, compared with a net charge of $1,848 million for the first nine months 2013 (see page 10).

Compared with the first nine months 2013, earnings excluding identified items benefited from increased liquids production volumes from Integrated Gas, Iraq and Deepwater in the Americas and increased contributions from trading. Earnings also reflected higher dividends from an LNG venture and lower exploration expenses. These items were partly offset by increased depreciation, lower liquids prices primarily in the Americas, and higher costs.

Dutch Shell plc Unaudited Condensed Interim Financial Report 11

Global liquids realisations were 3% lower than for the first nine months 2013. Global natural gas realisations were 4% lower than for the first nine months 2013, with a 27% increase in the Americas and a 10% decrease outside the Americas.

In the first nine months 2014, production was 3,035 thousand boe/d compared with 3,181 thousand boe/d for the same period a year ago. Liquids production decreased by 5% and natural gas production decreased by 5% compared with the first nine months 2013. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, production volumes for the first nine months 2014 were in line with the same period last year.

In the first nine months 2014, equity LNG sales volumes of 17.77 million tonnes increased by 21% compared with the first nine months 2013, reflecting the contribution from the acquisition of Repsol’s LNG business and reduced feedgas disruptions in Nigeria, partly offset by higher planned maintenance at some LNG plants.

DOWNSTREAM

Quarters				$ million	Nine months
Q3 2014	Q2 2014	Q3 2013%[1]			2014	2013	%
1,793	1,347	892	+101	Downstream CCS earnings excluding identified items	4,715	3,908	+21
1,601	1,271	906	+77	Downstream CCS earnings	1,867	3,397	-45
3,187	262	2,969	+7	Downstream cash flow from operating activities	6,594	7,095	-7
(615)	543	1,166	—	Downstream net capital investment	704	3,314	-79
2,896	3,034	2,947	-2	Refinery processing intake (thousand b/d)	2,965	2,917	+2
6,295	6,453	6,398	-2	Oil products sales volumes (thousand b/d)	6,355	6,206	+2
4,441	4,387	4,620	-4	Chemicals sales volumes (thousand tonnes)	13,113	12,974	+1

[1]	Q3 on Q3 change

Third quarter Downstream earnings excluding identified items were $1,793 million compared with $892 million for the third quarter 2013. Identified items were a net charge of $192 million, compared with a net gain of $14 million for the third quarter 2013 (see page 10).

Compared with the third quarter 2013, Downstream earnings excluding identified items benefited from higher realised refining margins, reflecting the industry environment and improved operating performance. Earnings also benefited from lower operating expenses, mainly resulting from divestments, as well as increased trading contributions. Contributions from Chemicals decreased mainly as a result of weaker intermediates industry conditions, and a prior-period adjustment, partly offset by improved base chemicals industry conditions.

Refinery intake volumes were 2% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were in line with the same period a year ago. Refinery availability was 94%, compared with 93% for the third quarter 2013.

Oil products sales volumes decreased by 2% compared with the same period a year ago. Excluding portfolio impacts, oil products sales volumes were in line with the same period a year ago.

Chemicals sales volumes decreased by 4% compared with the same quarter last year, mainly as a result of lower trading activity. Chemicals manufacturing plant availability decreased to 90% from 96% for the third quarter 2013, reflecting higher unplanned downtime, primarily due to an incident in June at the Moerdijk chemical site in the Netherlands. The impact of a separate incident in October at Moerdijk is currently being assessed; however, most units will be out for the remainder of 2014 and impact on some units is expected to extend into 2015.

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Nine months Downstream earnings excluding identified items were $4,715 million compared with $3,908 million in the first nine months 2013. Identified items were a net charge of $2,848 million, compared with a net charge of $511 million for the first nine months 2013 (see page 10).

Downstream earnings excluding identified items, compared with the first nine months 2013, benefited from higher realised refining margins outside of Asia, reflecting the industry environment and improved operating performance, partly offset by lower contributions from trading and supply. Contributions from Chemicals were impacted by intermediates industry conditions, partly offset by improved base chemicals industry conditions.

Compared with the first nine months 2013, refinery intake volumes were 2% higher, mainly as a result of improved operational performance. Refinery availability was 93%, compared with 92% for the same period a year ago.

Oil products sales volumes increased by 2% compared with the same period a year ago, mainly as a result of higher trading volumes.

Chemicals sales volumes increased by 1% compared with the first nine months 2013, mainly as a result of higher utilisation, partly offset by lower trading volumes. Chemicals manufacturing plant availability was in line with the same period a year ago.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Nine months
Q3 2014	Q2 2014	Q3 2013		2014	2013
(289)	57	99	Corporate and Non-controlling interest excl. identified items	(190)	29
			Of which:
(306)	101	135	Corporate	(129)	146
17	(44)	(36)	Non-controlling interest	(61)	(117)
(284)	56	52	Corporate and Non-controlling interest	(185)	404

Third quarter Corporate results and Non-controlling interest excluding identified items were a charge of $289 million, compared with a gain of $99 million for the same period last year. Identified items for the third quarter 2014 were a net gain of $5 million, whereas earnings for the third quarter 2013 included a net charge of $47 million (see page 10).

Compared with the third quarter 2013, Corporate results excluding identified items mainly reflected adverse currency exchange rate effects and lower tax credits.

Nine months Corporate results and Non-controlling interest excluding identified items were a charge of $190 million, compared with a gain of $29 million for the first nine months 2013. Identified items for the first nine months 2014 were a net gain of $5 million, whereas earnings for the same period in 2013 included a net gain of $375 million (see page 10).

Compared with the first nine months 2013, Corporate results excluding identified items were impacted by increased net interest expense and lower tax credits, partly offset by favourable currency exchange rates.

FORTHCOMING EVENTS

Fourth quarter 2014 results and fourth quarter 2014 dividend are scheduled to be announced on January 29, 2015. First quarter 2015 results and first quarter 2015 dividend are scheduled to be announced on April 30, 2015. Second quarter 2015 results and second quarter 2015 dividend are scheduled to be announced on July 30, 2015. Third quarter 2015 results and third quarter 2015 dividend are scheduled to be announced on October 29, 2015.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Nine months
Q3 2014	Q2 2014	Q3 2013%[1]			2014	2013	%
107,851	111,222	116,513		Revenue	328,731	341,992
1,512	1,716	1,515		Share of profit of joint ventures and associates	5,298	5,251
462	2,336	230		Interest and other income	3,149	877
109,825	115,274	118,258		Total revenue and other income	337,178	348,120
84,507	85,296	91,842		Purchases	253,638	267,346
7,555	7,839	7,416		Production and manufacturing expenses	22,573	20,874
3,350	3,755	3,566		Selling, distribution and administrative expenses	10,539	10,814
302	274	291		Research and development	859	890
846	1,128	1,636		Exploration	2,901	3,512
4,730	7,354	4,153		Depreciation, depletion and amortisation	19,508	15,880
417	505	392		Interest expense	1,374	1,172
8,118	9,123	8,962	-9	Income before taxation	25,786	27,632	-7
3,693	3,778	4,225		Taxation	11,474	12,928
4,425	5,345	4,737	-7	Income for the period	14,312	14,704	-3
(38)	38	60		Income attributable to non-controlling interest	33	114
4,463	5,307	4,677	-5	Income attributable to Royal Dutch Shell plc shareholders	14,279	14,590	-2

[1]	Q3 on Q3 change

EARNINGS PER SHARE

Quarters			$	Nine months
Q3 2014	Q2 2014	Q3 2013		2014	2013
0.70	0.84	0.75	Basic earnings per share	2.26	2.32
0.70	0.84	0.75	Diluted earnings per share	2.26	2.32

SHARES1

Quarters			Millions	Nine months
Q3 2014	Q2 2014	Q3 2013		2014	2013
			Weighted average number of shares as the basis for:
6,333.8	6,323.0	6,269.7	Basic earnings per share	6,315.0	6,297.3
6,334.1	6,323.4	6,272.5	Diluted earnings per share	6,315.3	6,300.3
6,320.3	6,341.7	6,282.2	Shares outstanding at the end of the period	6,320.3	6,282.2

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2014	Q2 2014	Q3 2013		2014	2013
4,425	5,345	4,737	Income for the period	14,312	14,704
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
(2,963)	591	1,064	- Currency translation differences	(2,923)	(1,612)
(83)	(182)	(154)	- Unrealised losses on securities	(237)	(194)
(10)	(18)	25	- Cash flow hedging (losses)/gains	(9)	180
(68)	5	(39)	- Share of other comprehensive (loss)/income of joint ventures and associates	(70)	(124)
(3,124)	396	896	Total	(3,239)	(1,750)
			Itemsthat are not reclassified to income in later periods:
(2,672)	(253)	(557)	- Retirement benefits remeasurements	(3,471)	1,463
(2,672)	(253)	(557)	Total	(3,471)	1,463
(5,796)	143	339	Other comprehensive (loss)/income for the period	(6,710)	(287)
(1,371)	5,488	5,076	Comprehensive income for the period	7,602	14,417
(104)	48	34	Comprehensive (loss)/income attributable to non-controlling interest	(27)	37
(1,267)	5,440	5,042	Comprehensive income attributable to Royal Dutch Shell plc shareholders	7,629	14,380

Notes	1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Sep 30, 2014	Jun 30, 2014	Dec 31, 2013
Assets
Non-current assets:
Intangible assets	7,135	7,423	4,394
Property, plant and equipment	190,842	193,069	191,897
Joint ventures and associates	33,316	34,455	34,613
Investments in securities	4,592	4,647	4,715
Deferred tax	7,465	6,557	5,785
Retirement benefits	2,405	3,439	3,574
Trade and other receivables	8,255	9,121	9,191
	254,010	258,711	254,169
Current assets:
Inventories	27,318	31,361	30,009
Trade and other receivables	59,056	65,225	63,638
Cash and cash equivalents	19,027	15,419	9,696
	105,401	112,005	103,343
Total assets	359,411	370,716	357,512
Liabilities
Non-current liabilities:
Debt	37,065	38,901	36,218
Trade and other payables	3,735	4,167	4,065
Deferred tax	12,970	11,950	11,943
Retirement benefits	14,064	11,967	11,182
Decommissioning and other provisions	22,156	22,714	19,698
	89,990	89,699	83,106
Current liabilities:
Debt	5,917	5,221	8,344
Trade and other payables	65,741	72,495	70,112
Taxes payable	13,181	13,542	11,173
Retirement benefits	364	389	382
Decommissioning and other provisions	3,226	3,257	3,247
	88,429	94,904	93,258
Total liabilities	178,419	184,603	176,364
Equity attributable to Royal Dutch Shell plc shareholders	180,002	185,015	180,047
Non-controlling interest	990	1,098	1,101
Total equity	180,992	186,113	181,148
Total liabilities and equity	359,411	370,716	357,512

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Dutch Shell plc Unaudited Condensed Interim Financial Report 16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(6,650)	14,279	7,629	(27)	7,602
Capital contributions from, and other changes in, non-controlling interest	—	—	—	3	3	(7)	(4)
Dividends paid	—	—	—	(8,856)	(8,856)	(77)	(8,933)
Scrip dividends[1]	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares[2]	(5)	—	5	(2,010)	(2,010)	—	(2,010)
Shares held in trust: net sales/(purchases) and dividends received	—	807	—	77	884	—	884
Share-based compensation	—	—	(122)	28	(94)	—	(94)
At September 30, 2014	543	(1,125)	(8,810)	189,394	180,002	990	180,992
At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	(210)	14,590	14,380	37	14,417
Capital contributions from, and other changes in, non-controlling interest	—	—	—	—	—	5	5
Dividends paid	—	—	—	(8,481)	(8,481)	(216)	(8,697)
Scrip dividends[1]	8	—	(8)	2,893	2,893	—	2,893
Repurchases of shares[2]	(10)	—	10	(4,226)	(4,226)	—	(4,226)
Shares held in trust: net sales/(purchases) and dividends received	—	322	—	92	414	—	414
Share-based compensation	—	—	(256)	(326)	(582)	—	(582)
At September 30, 2013	540	(1,965)	(4,216)	184,788	179,147	1,259	180,406

[1]	Under the Scrip Dividend Programme some 64.6 million A shares, equivalent to $2.4 billion, were issued during the first nine months 2014 and some 88.3 million A shares, equivalent to $2.9 billion, were issued during the first nine months 2013. On May 22, 2014, Shell announced the cancellation of its Scrip Dividend Programme with effect from the second quarter 2014 interim dividend onwards.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Dutch Shell plc Unaudited Condensed Interim Financial Report 17

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2014	Q2 2014	Q3 2013		2014	2013
			Cash flow from operating activities
4,425	5,345	4,737	Income for the period	14,312	14,704
			Adjustment for:
2,691	4,336	4,965	- Current taxation	11,427	13,905
377	468	354	- Interest expense (net)	1,223	1,012
4,729	7,355	4,153	- Depreciation, depletion and amortisation	19,508	15,880
(78)	(2,203)	(38)	- Net gains on sale of assets	(2,240)	(295)
1,741	(2,335)	551	- Decrease/(increase) in working capital	281	4,670
(1,512)	(1,716)	(1,515)	- Share of profit of joint ventures and associates	(5,298)	(5,251)
2,096	1,768	1,307	- Dividends received from joint ventures and associates	5,371	5,252
689	(396)	(907)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(15)	(1,763)
572	399	788	- Other	1,500	1,599
15,730	13,021	14,395	Net cash from operating activities (pre-tax)	46,069	49,713
(2,919)	(4,380)	(3,986)	Taxation paid	(10,633)	(15,301)
12,811	8,641	10,409	Net cash from operating activities	35,436	34,412
			Cash flow from investing activities
(7,867)	(7,872)	(8,788)	Capital expenditure	(23,136)	(25,637)
(151)	(493)	(352)	Investments in joint ventures and associates	(1,533)	(1,015)
3,783	3,539	79	Proceeds from sales of assets	7,628	780
157	3,671	212	Proceeds from sales of joint ventures and associates	3,884	429
(278)	188	(63)	Other investments (net)	62	(390)
29	31	31	Interest received	118	138
(4,327)	(936)	(8,881)	Net cash used in investing activities	(12,977)	(25,695)
			Cash flow from financing activities
(465)	(1,397)	124	Net (decrease)/increase in debt with maturity period within three months	(3,159)	(113)
442	140	4,402	Other debt: New borrowings	3,777	4,780
(334)	(251)	(672)	Repayments	(3,518)	(6,413)
(404)	(398)	(323)	Interest paid	(1,170)	(657)
—	(13)	8	Change in non-controlling interest	(13)	9
			Cash dividends paid to:
(2,994)	(1,964)	(1,637)	- Royal Dutch Shell plc shareholders	(6,457)	(5,588)
(4)	(45)	(136)	- Non-controlling interest	(77)	(216)
(770)	(346)	(1,525)	Repurchases of shares	(2,357)	(4,004)
48	90	(189)	Shares held in trust: net (purchases)/sales and dividends received	261	(631)
(4,481)	(4,184)	52	Net cash used in financing activities	(12,713)	(12,833)
(395)	(26)	158	Currency translation differences relating to cash and cash equivalents	(415)	(156)
3,608	3,495	1,738	Increase/(decrease) in cash and cash equivalents	9,331	(4,272)
15,419	11,924	12,540	Cash and cash equivalents at beginning of period	9,696	18,550
19,027	15,419	14,278	Cash and cash equivalents at end of period	19,027	14,278

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Dutch Shell plc Unaudited Condensed Interim Financial Report 18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2013 (pages 105 to 110) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2013 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2. Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Information by business segment:

Quarters		$ million	Nine months
Q3 2014	Q3 2013		2014	2013
		Third-party revenue
10,318	11,563	Upstream	33,989	36,024
97,508	104,914	Downstream	294,659	305,857
25	36	Corporate	83	111
107,851	116,513	Total third-party revenue	328,731	341,992
		Inter-segment revenue
12,758	11,569	Upstream	37,630	34,064
627	76	Downstream	1,698	477
—	—	Corporate	—	—
		Segment earnings
3,949	3,290	Upstream[1]	13,196	10,792
1,601	906	Downstream[2]	1,867	3,397
(301)	88	Corporate	(124)	506
5,249	4,284	Total segment earnings	14,939	14,695

1	Second quarter 2014 Upstream earnings included an impairment charge of $1,943 million after taxation, partly offset by divestment gains of $1,230 million after taxation. Second quarter 2013 Upstream earnings included an impairment charge of $2,071 million after taxation.
2	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

Quarters		$ million	Nine months
Q3 2014	Q3 2013		2014	2013
5,249	4,284	Total segment earnings	14,939	14,695
		Current cost of supplies adjustment:
(894)	541	Purchases	(751)	(140)
246	(137)	Taxation	203	53
(176)	49	Share of profit of joint ventures and associates	(79)	96
4,425	4,737	Income for the period	14,312	14,704

Dutch Shell plc Unaudited Condensed Interim Financial Report 19

3. Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	—	—
Repurchases of shares	(27,917,878)	(32,428,573)	—
At September 30, 2014	3,934,662,093	2,440,410,614	50,000
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	88,288,316	—	—
Repurchases of shares	—	(117,715,539)	—
At September 30, 2013	3,860,677,003	2,499,999,650	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2014	333	209	542
Scrip dividends	6	—	6
Repurchases of shares	(2)	(3)	(5)
At September 30, 2014	337	206	543
At January 1, 2013	321	221	542
Scrip dividends	8	—	8
Repurchases of shares	—	(10)	(10)
At September 30, 2013	329	211	540

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 20, 2014, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2015, and the end of the Annual General Meeting to be held in 2015, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(6,650)	(6,650)
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	5	—	—	5
Share-based compensation	—	—	—	(122)	—	(122)
At September 30, 2014	3,405	154	80	1,749	(14,198)	(8,810)
At January 1, 2013	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(210)	(210)
Scrip dividends	(8)	—	—	—	—	(8)
Repurchases of shares	—	—	10	—	—	10
Share-based compensation	—	—	—	(256)	—	(256)
At September 30, 2013	3,415	154	73	1,772	(9,630)	(4,216)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Dutch Shell plc Unaudited Condensed Interim Financial Report 20

5. Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Sep 30, 2014	Jun 30, 2014	Dec 31, 2013
Included within:
Trade and other receivables – non-current	1,003	1,587	1,772
Trade and other receivables – current	7,000	8,393	6,445
Trade and other payables – non-current	589	497	587
Trade and other payables – current	6,230	8,949	6,474

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2013, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2014 are consistent with those used in the year ended December 31, 2013, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs has not changed materially since that date.

The fair value of debt excluding finance lease liabilities at September 30, 2014, was $38,013 million (June 30, 2014: $39,047 million; September 30, 2013: $33,604 million). Fair value is determined from the prices quoted for those securities.

6. Acquisition of Repsol LNG businesses

On January 1, 2014, Shell completed the acquisition from Repsol S.A. of its LNG operations located in Trinidad and Tobago and Peru and related shipping and marketing activities, as reported in the Annual Report and Form 20-F for the year ended December 31, 2013 (page 139).

Cash consideration was $4.1 billion, of which $3.4 billion was transferred on December 31, 2013 and $0.7 billion on January 2, 2014. After taking account of cash balances of $0.3 billion in the entities acquired, the impact on capital expenditure in the Condensed Consolidated Statement of Cash Flows was $3.4 billion and $0.4 billion in the fourth quarter 2013 and the first quarter 2014 respectively. The impact on net capital investment, which also reflected the inclusion of finance lease liabilities assumed on January 1, 2014, was $3.4 billion and $2.0 billion in the fourth quarter 2013 and the first quarter 2014 respectively.

The updated fair values of the net assets acquired at January 1, 2014 and the fair value of the consideration paid were as follows:

$ million
Fair value[1]
Net assets acquired:
Intangible assets	3,273
Property, plant and equipment	1,198
Joint ventures and associates	531
Cash and cash equivalents	329
Other assets	424
Debt	(1,601)
Other liabilities	(39)
Consideration paid	4,115

[1]	The determination of the fair values of the net assets acquired is provisional and will be subject to further review during the 12 months from the acquisition date.

Dutch Shell plc Unaudited Condensed Interim Financial Report 21

7. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

8. Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

9. Liquidity and capital resources

Third quarter net cash from operating activities was $12.8 billion compared with $10.4 billion for the same period last year.

Total current and non-current debt decreased to $43.0 billion at September 30, 2014 from $44.1 billion at June 30, 2014 while cash and cash equivalents increased to $19.0 billion at September 30, 2014 from $15.4 billion at June 30, 2014. No new debt was issued under the US shelf registration or under the euro medium-term note programme during the third quarter of 2014.

Net capital investment for the third quarter 2014 was $4.8 billion, of which $5.4 billion in Upstream and, ($0.6) billion in Downstream. Net capital investment for the same period of 2013 was $9.4 billion, of which $8.1 billion in Upstream, $1.2 billion in Downstream and $0.1 billion in Corporate.

Dividends of $0.47 per share are announced on October 30, 2014 in respect of the third quarter. These dividends are payable on December 22, 2014. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2013 for additional information on the dividend access mechanism.

Nine months net cash from operating activities was $35.4 billion compared with $34.4 billion for the same period last year.

Total current and non-current debt decreased to $43.0 billion at September 30, 2014 from $44.6 billion at December 31, 2013 while cash and cash equivalents increased to $19.0 billion at September 30, 2014 from $9.7 billion at December 31, 2013. New debt was issued under the euro medium-term note programme during the first nine months 2014.

Net capital investment in the first nine months 2014 was $16.1 billion, of which $15.3 billion in Upstream, $0.7 billion in Downstream and $0.1 billion in Corporate. Net capital investment for the same period of 2013 was $28.5 billion, of which $25.1 billion in Upstream, $3.3 billion in Downstream and $0.1billion in Corporate.

Dutch Shell plc Unaudited Condensed Interim Financial Report 22

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2013 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, October 30, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

October 30, 2014

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Dutch Shell plc Unaudited Condensed Interim Financial Report 23

APPENDIX I

Portfolio Developments- Six months ended June 30, 2014

Portfolio Developments for the six months ended June 30, 2014 can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 31, 2014.

Earnings by business segment - Nine months ended June 30, 2014

Earnings for the first nine months 2014 reflected the following items, which in aggregate amounted to a net charge of $4,422 million (compared with a net charge of $1,984 million for the first nine months 2013), as summarised in the table on page 10:

•	Upstream earnings included a net charge of $1,579 million, reflecting net charges related to asset impairments of $2,287 million, predominantly related to dry gas properties in the United States. These were partly offset by net divestment gains of $1,317 million mainly related to Wheatstone and the sell-down of 78.27 million shares in Woodside. Identified items also included net charges of a deferred tax liability of $349 million related to an associate company and $260 million for other items mainly related to the fair value accounting of commodity derivatives and certain gas contracts, the impact of a reduction in the discount rate used for provisions, and a tax charge on an asset transfer. Earnings for the first nine months 2013 included a net charge of $1,848 million.

•	Downstream earnings included a net charge of $2,848 million, including net charges related to impairments of $2,603 million predominantly related to refineries in Asia and Europe. Identified items also included other net charges of $245 million reflecting mainly the impact of a prior year sale obligation and the impact of a reduction in the discount rate used for provisions. Earnings for the first nine months 2013 included a net charge of $511 million.

•	Corporate and Non-controlling interest earnings included a net gain of $5 million. Earnings for the first nine months 2013 included a net gain of $375 million.

Dutch Shell plc Unaudited Condensed Interim Financial Report

24

APPENDIX II

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (“PSP”). For the details of the PSP, reference is made to the Annual Report and Form 20-F for the year ended December 31, 2013. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at September 30, 2014. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at September 30, 2014 (thousands)	33,114	11,459	9,598

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The following table presents the number of shares and ADSs in the Company under option as at September 30, 2014, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at September 30, 2014 (thousands)	2,006	—	—
Range of expiration dates	Jan 2015 – Jun 2016	—	—

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and the nine months ended September 30, 2014, the consolidated unaudited ratio of earnings to fixed charges.

		$ million
	Nine months ended September 30,	Years ending December 31,
	2014	2013	2012	2011	2010	2009
Pre-tax income from continuing operations before income from equity investees	20,488	26,317	41,564	46,806	29,391	16,044
Total fixed charges	1,600	1,710	1,712	1,608	1,684	1,669
Distributed income from equity investees	5,371	7,117	10,573	9,681	6,519	4,903
Less: interest capitalised	559	762	567	674	969	1,088

Total earnings	26,900	34,382	53,282	57,421	36,625	21,528

Interest expensed and capitalised	1,157	1,412	1,461	1,209	1,218	902
Interest within rental expense	443	298	251	399	466	767

Total fixed charges	1,600	1,710	1,712	1,608	1,684	1,669

Ratio of earnings to fixed charges	16.81	20.11	31.12	35.71	21.75	12.90

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Dutch Shell plc Unaudited Condensed Interim Financial Report

25

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at September 30, 2014. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2014
Equity attributable to Royal Dutch Shell plc shareholders	180,002
Current debt	5,917
Non-current debt	37,065

Total debt[A] [B]	42,982

Total capitalisation	222,984

[A]	Of total debt, $36.5 billion was unsecured and $6.5 billion was secured.
[B]	Includes, as at September 30, 2014, $31.7 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2013: $35.2 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at September 30, 2014, Shell also had outstanding guarantees of $3.1 billion, of which $2.2 billion relate to debt of joint ventures and associates.

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Net capital investment by business segment

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

			$ million
	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net capital investment:
Upstream	5,447	8,148	15,349	25,067
Downstream	(615)	1,166	704	3,314
Corporate	15	72	82	140

Total	4,847	9,386	16,135	28,521
Proceeds from disposals	3,625	281	11,553	1,188

Capital investment	8,472	9,667	27,688	29,709
Exploration expense, excluding exploration wells written off	(523)	(677)	(1,460)	(1,801)
Investments in joint ventures and associates	(151)	(352)	(1,533)	(1,015)
Leases and other adjustments	69	150	(1,559)	(1,256)

Capital expenditure	7,867	8,788	23,136	25,637

Dutch Shell plc Unaudited Condensed Interim Financial Report 26

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

	$ million
	Last twelve months
Calculation of ROACE	September 30, 2014	September 30, 2013
Income for current and previous three quarters	16,133	21,461
Interest expense after tax	937	830
Income before interest expense	17,070	22,291
Capital employed – opening	217,484	210,343
Capital employed – closing	223,974	217,484
Capital employed – average	220,729	213,914

ROACE	7.7%	10.4%

Dutch Shell plc Unaudited Condensed Interim Financial Report 27